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                         May 30, 2024

       John Sperzel
       President, Chief Executive Officer and Chairman of the Board T2 Biosystems, Inc.
       101 Hartwell Avenue
       Lexington, MA 02421

                                                        Re: T2 Biosystems, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2024
                                                            File No. 333-279740

       Dear John Sperzel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Johan Brigham, Esq.